SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

U.S. AUTO PARTS NETWORK, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

90343C100

(CUSIP Number of Class of Securities (Underlying Common Stock))

Amy B. Krallman

Vice President, Legal Services

17150 Margay Avenue

Carson, California 90746

(310) 735-0553

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Calculation of Filing Fee

Transaction valuation	Amount of filing fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached are (i) the Preliminary Proxy Statement for the Annual Meeting of Stockholders of U.S. Auto Parts Network, Inc. (“USAP” or the “Company”) to be held on May 5, 2009 (the “Preliminary Proxy Statement”), which contains a proposal submitted to the Company’s stockholders to approve a one-time stock option exchange program for employees other than the Company’s C-level executives and directors (the “Option Exchange Program”); (ii) an email communication sent by Shane Evangelist, Chief Executive Officer of USAP to the Company’s employees on March 13, 2009 regarding the proposed Option Exchange Program; and (iii) an email from Amy Krallman, Vice President, Legal Services, to USAP managers regarding the proposed Option Exchange Program.

Neither the Preliminary Proxy Statement nor the communications attached as exhibits to this Schedule TO constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The proposed Option Exchange Program will only be commenced, if at all, if the Company’s stockholders approve the proposal to allow for the proposed Option Exchange Program.

The Option Exchange Program described in the Preliminary Proxy Statement, CEO’s email, and the communication email to employees has not commenced and will not commence unless the requisite stockholder approval is obtained at the Company’s 2009 Annual Meeting of Stockholders and the Board determines to proceed with and commence the program. Even if the requisite stockholder approval is obtained, the Company may still decide later not to implement the Option Exchange Program. The Company will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the Option Exchange Program. Persons who may be eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available and before they decide whether to exchange because they will contain important information about the Option Exchange Program. USAP stockholders and option holders will be able to obtain these written materials and other documents filed by USAP with the SEC free of charge from the SEC website at www.sec.gov or via the USAP website at http://investor.usautoparts.net.

Item 12.	Exhibits.

Exhibit Number	Description

99.1	Preliminary Proxy Statement for the 2009 Annual Meeting of Stockholders (filed with the SEC on March 13, 2009 and incorporated herein by reference).

99.2	Communication from Shane Evangelist, Chief Executive Officer of U.S. Auto Parts Network, Inc. (“USAP”), to USAP employees regarding the proposed Option Exchange Program, dated March 13, 2009.

99.3	E-mail from Amy Krallman, Vice President, Legal Services, to USAP managers with regard to the proposed Option Exchange Program, dated March 13, 2009.